SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 2, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI MARKET UPDATE**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

2 April 2009

ANGLOGOLD ASHANTI MARKET UPDATE

AngloGold Ashanti expects first-quarter production of approximately 1.1 million ounces, 2.5 percent below previous guidance of 1.13 million ounces and this is anticipated to have a proportionate impact on per unit cash costs.

The shortfall in output is due primarily to the slow start-up of the company's South African mines following the traditional Christmas break, as well as stoppages undertaken by management to improve safety. AngloGold Ashanti's Geita mine also experienced a plant breakdown which contributed to lower production volumes. These issues have now been resolved and all other mines either achieved or exceeded their first-quarter targets with strong performances from Sunrise Dam, Siguiri and Obuasi, which is successfully achieving its turnaround targets.

Full-year guidance remains unchanged at 4.9 million to 5.0 million ounces at a total cash cost of $435 to $450 an ounce, based on these previously stated assumptions: R9.75/$, A$0.675/$, BRL2.25/$, Argentinean pesos 3.65/$ and fuel at US$50 per barrel.

"We've successfully addressed a number of challenges in the first quarter, while continuing our drive to improve safety," Chief Executive Officer Mark Cutifani said. "I'm confident that we remain well placed to meet our objectives for the year."

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 3305373	cecarter@AngloGoldAshanti.com
Stewart Bailey (USA)		+1 646 717-3978	sbailey@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 2, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary